Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated May 10, 2011
Registration No. 333-161859
TERM SHEET

Issuer:	Nanosphere, Inc.

Nasdaq Global Market Symbol:	NSPH

Securities offered by Nanosphere:	13,640,000 shares of our common stock

Price to public:	$2.20 per share

Underwriting discount and commissions per share:	$0.132

Estimated net proceeds to Nanosphere (after underwriting discounts and commissions and estimated offering expenses):	$27,857,520

Trade date:	May 10, 2011

Closing date:	May 13, 2011

Common stock outstanding after the offering*:	42,077,506

Over-allotment option:	The underwriters have a 30-day option to purchase up to 2,046,000 additional shares of common stock from Nanosphere to cover over-allotments, if any.

Underwriters:	Piper Jaffray & Co., as sole book-running manager, and Roth Capital Partners, LLC, as co-manager.

Use of proceeds:	We intend to use the net proceeds from this offering for general corporate purposes and working capital. See the section titled “Use of Proceeds” beginning on page S-6 of the prospectus supplement.

*	Based on 28,437,506 shares of common stock outstanding as of the close of business on May 9, 2011 and excludes, as of the close of business on May 9, 2011:
•	4,187,355 shares of common stock issuable upon the exercise of outstanding options, with a weighted average exercise price of $5.58 per share;

•	164,925 shares of common stock issuable upon the exercise of outstanding warrants, with a weighted average exercise price of $8.75 per share; and

•	2,202,211 shares of common stock reserved for future issuance under the Nanosphere, Inc. 2007 Long-Term Incentive Plan.
Capitalization
The following table sets forth our capitalization as of March 31, 2011:
•	on an actual basis; and

•	on an as adjusted basis to give effect to our sale of 13,640,000 shares of common stock at a public offering price of $ 2.20 per share, after deducting an underwriting discount and estimated offering expenses payable by us.
The information set forth in the following table should be read in conjunction with and is qualified in its entirety by reference to the audited and unaudited financial statements and notes thereto incorporated by reference in the prospectus supplement and the accompanying prospectus.

	March 31, 2011
	Actual	As Adjusted
	(Unaudited)	(Unaudited)
	(dollars in thousands)
Stockholders’ equity:

Common stock, $0.01 par value; 100,000,000 shares authorized; 28,437,506 shares issued and outstanding; 42,077,506 shares issued and outstanding as adjusted	$284	$420
Preferred stock, $0.01 par value; 10,000,000 shares authorized; no shares issued	—	—
Additional paid-in capital	319,834	347,556
Warrants to acquire common stock	5,424	5,424
Accumulated deficit	(288,787)	(288,787)

Total stockholders’ equity	$36,755	$64,613

Dilution
If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock upon completion of this offering. “Net tangible book value” is total assets minus the sum of liabilities and intangible assets. “Net tangible book value per share” is net tangible book value divided by the total number of shares of common stock outstanding. The net tangible book value of our common stock as of March 31, 2011 was approximately $33.6 million, or approximately $1.18 per share of common stock, based on the number of shares of common stock outstanding as of March 31, 2011.
Investors participating in this offering will incur immediate and substantial dilution. After giving effect to the sale of common stock offered by us in this offering at the public offering price of $2.20 per share, and after deducting the underwriting discounts and commissions and estimated expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2011 would have been approximately $61.4 million, or approximately $1.46 per share of common stock. This represents an immediate increase in as adjusted net tangible book value of $0.28 per share to existing common stockholders, and an immediate dilution of $0.74 per share to investors participating in this offering. The following table illustrates this per share dilution:

Public offering price per share		$2.20
Pro forma net tangible book value per share on March 31, 2011	$1.18
Increase in pro forma net tangible book value per share attributable to offering	$0.28
Pro forma as adjusted net tangible book value per share on March 31, 2011 after giving effect to the offering	$1.46
Dilution per share to new investors in the offering		$0.74
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by contacting Piper Jaffray & Co. at 800 Nicollet Mall, Suite 800, Minneapolis, Minnesota 55402, or by calling 1-800-747-3924.